UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. Initial)*

ThermoEnergy Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

883906406

(CUSIP Number)

July 14, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406

	1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Security Management Company, LLC 48-1183041

	2. Check the Appropriate Box If a Member of a Group (See Instructions):	(a) [_] (b) [_] Not Applicable [X]

3. SEC Use Only

	4. Citizenship or Place of Organization	A limited liability company organized under the laws of the State of Kansas.

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	See Item 4 below.

	6. Shared Voting Power	-0-

	7. Sole Dispositive Power	See Item 4 below.

	8. Shared Dispositive Power	-0-

	9. Aggregate Amount Beneficially Owned by Each Reporting Person	See Item 4 below.

	10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	Not applicable

	11. Percent of Class Represented by Amount in Row (9)	18.63% See Item 4 below.

	12. Type of Reporting Person (See Instructions)	IA

ITEM 1

  Name of Issuer:
  ThermoEnergy Corporation

  Address of Issuer's Principal Executive Offices:
  323 Center Street, Suite 1300, Little Rock, AR 72201

ITEM 2

  Name of Person Filing:
  Security Management Company, LLC

  Address of Principal Business Office or, if none, Residence:
  One Security Benefit Place, Topeka, Kansas 66636-0001

  Citizenship:
  Security Management Company, LLC is a Kansas limited liability company.

  Title of Class of Securities:
  Common Stock

  CUSIP Number:
  883906406

ITEM 3   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

  [  ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
  [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
  [  ]  Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
  [X]  An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
  [  ]  An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
  [  ]  A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
  [  ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
  [  ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
        Investment Company Act of 1940 (15 U.S.C. 80a-3).
  [  ]  Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  Amount beneficially owned:
  As of July 14, 2005, Security Management Company, LLC ("SMC") has the sole power to direct the vote and dispose of 5,000,000 Series A Convertible Preferred Stock of the Issuer, convertible into Common Stock of the issuer on a one-for-one basis. SMC also received 5,000,000 three-year warrants entitling the holder to purchase 0.45 share of the Issuer's common stock. As a result of the foregoing, upon the effectiveness of the of the conversion to common stock and the exercise of the warrants, the Reporting Person will have the sole power to direct the vote and to dispose of 7,250,000 shares of the Issuer common stock.

  Percent of class: 18.63% (Assuming conversion of all outstanding Preferred Stock and all outstanding warrants exercised).

  Number of shares as to which such person has:
    Sole power to vote or direct the vote: See Item 4(a) above. 7,250,000 shares of common stock (post convertible stock conversion and warrants exercised)

    Shared power to vote or to direct the vote: Not applicable.

    Sole power to dispose or direct the disposition of: See Item 4(a) above. 7,250,000 shares of common stock (post convertible stock conversion and warrants exercised)

    Shared power to dispose or direct the disposition of: Not applicable

**This report is being filed on behalf of Security Management Company, LLC ("SMC"), a Kansas limited liability company, and/or certain investment advisory clients relating to their collective beneficial ownership of shares of common stock of the Issuer. SMC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser, SMC may be deemed to be the beneficial owner of the securities of the Issuer for purposes of §13(d) and 13(g) of the Securities Exchange Act of 1934. SMC has the sole power to dispose of the shares.

ITEM 5   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6   Ownership of More Than Five Percent On Behalf of Another Person.

Certain advisory clients of Security Management Company, LLC have the right to receive or the power to direct the receipt of dividends from or the profits from the sale of such securities, including SBL Fund, Series J and Security Equity Fund, Mid Cap Value Series, each of which are entitled to receive the dividends or profits from the sale of securities constituting more than five percent of the Issuer's common stock (post conversion of the preferred shares and the exercise of the warrants).

ITEM 7   Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8   Identification and Clarification of Member of the Group.

Not applicable.

ITEM 9   Notice of Dissolution of Group.

Not applicable.

ITEM 10   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2005 MICHAEL G. ODLUM Michael G. Odlum President